Filed by WPCS International Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended.

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

DROPCAR LAUNCHES DROPCAR PREMIER

A TOTAL VEHICLE CARE AND VALET SUBSCRIPTION SERVICE

For $499/month, DropCar Premier provides complete vehicle maintenance and care services including parking and valet pickup/dropoff

NEW YORK, January 4, 2018 (GLOBE NEWSWIRE) -- DropCar, Inc. (“DropCar”), a provider of app-based automotive logistics and concierge services for both consumers and dealers, today announced the launch of DropCar Premier, the first subscription-based total car care and valet service. For a simple monthly fee of $499, new monthly consumer subscribers can join DropCar’s existing and rapidly growing base of 1,400+ members (up 176% Year over Year) to receive complete vehicle maintenance and care services performed on as-needed, or at OEM-recommended intervals, saving members significant time and money, while keeping their vehicles well-maintained.

The DropCar Premier plan offers the ultimate in convenience and service, including the following:

Parking & Valet Services

•	Parking in a secure, covered facility
•	20 round trips per month
•	Unlimited airport pickup & dropoff
•	New York State inspection services
•	Case of FIJI® water (monthly)

Vehicle Maintenance

•	Fueling & charging, at cost/no additional service fee
•	Fluids monitored & topped off, as needed
•	Oil change, twice annually
•	Tire patching, as needed
•	Tire rotation/balancing, as recommended
•	Wiper replacement, as needed
•	Wheel alignment, as needed

Vehicle Care

•	Wash & vacuum (once per month)
•	Scratch buffing (as needed)
•	Detailing (once per year)

DropCar maintains parking spaces in garages around the New York Metro area. Subscribers use the DropCar mobile app to schedule pickup and dropoff of their vehicles by professionally-trained valets, either on-demand or with as little as an hour advance notice. While the vehicle is in storage, DropCar schedules, performs or sources the required vehicle services, ensuring that when the owner is ready for the vehicle, the vehicle is ready for the owner.

Since December of 2016, DropCar revenue from its original subscription offer, which was limited to parking and select valet services, is up 193%. Revenue from its service offerings, including fueling and washing (which were offered ad-hoc to parking subscribers) is up 412% since December 2016.

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DropCar’s unique service model comes at a time of convergence. Urban populations are growing (especially in fast-growing cities) making parking more expensive and challenging to secure; service centers and dealers are increasingly being pushed to the suburbs, making it less convenient to get recommended maintenance; and people are holding on to cars longer (the average age of a typical car in the U.S. is 11.6 years, according to IHS Markit), meaning they need more maintenance and services. DropCar’s service addresses all three of these challenges by wrapping parking, maintenance and care into a single monthly subscription.

“Bundling in the full spectrum of auto services into a single monthly fee is a next step toward our goal of transforming car ownership into a subscription model,” Spencer Richardson, DropCar Co-founder and Chief Executive Officer. “If you own a car in the city, there’s no reason to waste time parking it, changing the oil, rotating the tires and many of the other hassles of ownership. With DropCar Premier, you just drive.”

DROPCAR’S PROPOSED MERGER WITH WPCS IS ON TRACK

This unrelated DropCar Service launch update follows the effective declaration, on December 14, 2017, by the U.S. Securities and Exchange Commission of the registration statement on Form S-4 (File No. 333-220891) associated with DropCar's proposed merger with WPCS International Incorporated (“WPCS”).

A Special Meeting of WPCS stockholders to vote on the merger is scheduled to be held on January 17, 2018 at 9:30 a.m. Eastern Time at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022. WPCS stockholders of record as of the close of business on December 14, 2017 are entitled to vote at the Special Meeting.

About DropCar

Founded and launched in New York City in 2015, DropCar offers its Vehicle Support Platform (VSP), a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained valets to move cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility companies use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Media Contact

John Williams, Scoville PR for DropCar

jwilliams@scovillepr.com (206) 625-0075

Investor Relations Contact

Daniel Gelbtuch, VP of Corporate Finance for DropCar

daniel@dropcar.com (917) 509-9582

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Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements and the impact of competitive products and services and technological changes. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with the risk factors included in the proxy statement/prospectus/information statement, dated December 14, 2017, filed by WPCS International Incorporated (“WPCS”) in connection with the proposed merger of WPCS and DropCar (the “Merger”), as well as WPCS’ most recent Annual Report on Form 10-K, and WPCS’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). DropCar and WPCS can give no assurance that the Merger will be consummated. Except as required by applicable law, DropCar and WPCS undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, a WPCS registration statement on Form S-4, which contains a proxy statement/ prospectus /information statement was declared effective by the SEC on December 14, 2017 (SEC File No. 333-220891). Investors and securityholders of WPCS and DropCar are urged to read the proxy statement/prospectus/information statement, which contains important information about WPCS and DropCar, before making any voting or investment decision with respect to the proposed Merger. The proxy statement/prospectus/information statement and other relevant materials, and any other documents filed by WPCS with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.

In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by WPCS by directing a written request to: WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.

Participants in the Solicitation

WPCS and DropCar, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about WPCS’s directors and executive officers is included in WPCS’s Annual Report on Form 10-K for the year April 30, 2017, filed with the SEC on July 21, 2017.  These documents can be obtained free of charge from the sources indicated above.